UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-16463
PEABODY WESTERN-UMWA 401(K) PLAN

Full title of the plan
PEABODY ENERGY CORPORATION
701 Market Street, St. Louis, Missouri 63101-1826

     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Peabody Western-UMWA 401(k) Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2010 and 2009
Exhibit 23 — Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Defined Contribution Administrative Committee
We have audited the accompanying statements of net assets available for benefits of Peabody Western — UMWA 401(k) Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
St. Louis, Missouri
June 17, 2011

Peabody Western-UMWA 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets:
Investments, at fair value:
Investments in mutual funds	$7,610,549	$6,699,827
Investment in common/collective trust	1,847,852	1,745,505
Interest in Master Trust	785,514	627,904

Total investments	10,243,915	9,073,236

Receivables:
Notes receivable from participants	583,289	517,780

Total Assets	10,827,204	9,591,016

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(72,765)	(37,735)

Net assets available for benefits	$10,754,439	$9,553,281

See accompanying notes.

Peabody Western-UMWA 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2010	2009
Additions:
Investment income:
Interest and dividends	$197,632	$159,752
Net realized and unrealized appreciation of mutual funds	797,874	1,360,645
Net investment income in the Master Trust	254,186	319,411

Net investment income	1,249,692	1,839,808

Interest income on notes receivable from participants	30,188	39,004

Contributions:
Employee	707,843	639,191
Employer	2,465	2,300

Total contributions	710,308	641,491

Total additions	1,990,188	2,520,303

Deductions:
Benefits paid to participants	(787,508)	(860,268)
Administrative expenses	(1,522)	(1,430)

Total deductions	(789,030)	(861,698)

Net increase in net assets available for benefits	1,201,158	1,658,605
Net assets available for benefits at beginning of year	9,553,281	7,894,676

Net assets available for benefits at end of year	$10,754,439	$9,553,281

See accompanying notes.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements
Years Ended December 31, 2010 and 2009
1. Description of the Plan
The following description of the Peabody Western-UMWA 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan and participation in the Plan is voluntary. Employees of Peabody Western Coal Company, Big Sky Coal Company, and Seneca Coal Company (collectively, the Employers) who are members of the United Mine Workers of America (UMWA) collective bargaining unit covered by the Western Surface Agreement are eligible for participation on the date of their employment. The Employers are indirect, wholly owned subsidiaries of Peabody Energy Corporation (Peabody). The Plan’s administrator or sponsor is Peabody Holding Company, LLC (the Plan Administrator or the Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Plan allows participants to invest in a selection of mutual funds, a common/collective trust and the Peabody Energy Stock Fund, which is the participating investment in the Master Trust. See Note 2 for additional details related to the Master Trust. All investments in the Plan are participant-directed.
Contributions
Each year participants may contribute on a pre-tax basis any whole percentage from 2% to 50% of eligible compensation, as defined in the Plan. Participants may rollover account balances from other qualified defined benefit or defined contribution plans. Additionally, participants may defer the cash equivalent of up to 10 employee benefit days (e.g., personal, floating or graduated days) per calendar year. In the calendar year that a participant is age 50 or older and each year thereafter, he or she is permitted to make catch-up contributions to the Plan. Participants may also rollover account balances from other qualified defined benefit or defined contribution plans.
The Employers make matching contributions to the Plan on behalf of all qualified participants. The amount of matching contributions for each qualified participant is 25% of the cash equivalent of employee benefit days that a participant defers.
Participants direct the investment of all contributions into various investment options offered by the Plan. All contributions are subject to certain limitations as defined by the Plan and the Internal Revenue Service (IRS).

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements
Vesting
Participants are vested immediately in their own contributions, the Employers’ matching contributions and the actual earnings thereon.
Participant Loans
Participants may borrow up to 50% of their account balance subject to minimum and maximum amounts of $1,000 and $50,000, respectively. The loan is secured by the balance in the participant’s account and bears interest at the prime interest rate as published in The Wall Street Journal on the first business day of the month in which the loan was made, plus an additional 1%. Principal and interest are paid ratably through payroll deductions. Only one loan may be outstanding at a time. Upon retirement or separation of employment, a participant’s loan must be repaid before the participant can receive a final distribution from the Plan. If the loan is not repaid in 90 days, it is subtracted from the participant’s total account balance and considered a taxable distribution from the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Employers’ matching contributions, and plan earnings. The benefit to which a participant is entitled is the entire balance of the participant’s account.
Payment of Benefits
Participants are eligible for distribution of their entire account balance upon death, disability, retirement or termination of employment. Participants may elect to receive their distribution as either a lump-sum payment or as installments in certain circumstances, as defined in the Plan. Participants may also elect to transfer their account balance into an individual retirement account or another qualified plan.
Participants who have attained the age of 59 1/2 have the right to receive a partial or full distribution of their account balance. Withdrawals in cases of hardship are also permitted, as defined in the Plan.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements
Plan Termination
The Plan could be terminated through the collective bargaining process, subject to the provisions of ERISA. Participants’ accounts remain fully vested upon termination of the Plan. Currently, the Employers have no intention to terminate the Plan.
Administrative Expenses
All significant administrative expenses of the Plan, including recordkeeping, audit and trustee fees, are paid by the Employers. Participants are required to pay for certain miscellaneous transaction fees.
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are prepared using the accrual method of accounting.
Newly Adopted Accounting Standards
In September 2010, the Financial Accounting Standards Board (FASB) issued accounting guidance that requires participant loans to be measured at their unpaid principal balance, plus any accrued but unpaid interest, and classified as notes receivable from participants. Loans were previously measured at fair value and classified as investments. The new disclosure requirements are effective for fiscal years ending after December 15, 2010 (December 31, 2010 for the Plan) and are required to be applied retrospectively to all prior periods presented. Adoption of the guidance did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.
In January 2010, the FASB issued accounting guidance that requires new fair value disclosures, including significant transfers in and out of Level 1 and Level 2 fair value measurements and a description of the reasons for the transfers. In addition, the guidance requires new disclosures regarding activity in Level 3 fair value measurements, including a gross basis reconciliation. The new disclosure requirements became effective for annual periods beginning January 1, 2010, except for the disclosure of activity within Level 3 fair value measurements, which is effective for fiscal years beginning after December 15, 2010 (January 1, 2011 for the Plan). The adoption of the guidance did not currently impact the Plan’s disclosures. The adoption of the gross presentation of Level 3 activity is not expected to impact the Plan’s disclosures as the Plan currently does not have any Level 3 investments.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements
Valuation of Investments
The Plan Sponsor defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for further description of fair value measurements.
The Vanguard Retirement Savings Trust invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Securities Transactions
Purchases and sales of securities are recorded on a trade-date basis. Realized gains (losses) are computed based on the average cost of securities sold. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Interest in Master Trust
The Master Trust Agreement for the Peabody Energy Stock Fund (the Master Trust) was established to hold investments in the Peabody Energy Stock Fund for this Plan as well as Peabody’s other defined contribution plans. Total investment income (loss) of the Master Trust is allocated to each plan investing in the Master Trust based on the units of this fund held by each participating plan.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Loan origination fees are included in notes receivable from participants and are not reflected as administrative expenses on the statement of changes in net assets available for benefits. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the Plan Administrator deems the note receivable to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.
Payment of Benefits
Benefit distributions are recorded when paid.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Fair Value Measurements
The Plan Sponsor uses a three-level fair value hierarchy that categorizes assets and liabilities measured at fair value based on the observability of the inputs utilized in the valuation. These levels include: Level 1, inputs are quoted prices in active markets for the identical assets or liabilities; Level 2, inputs other than quoted prices included in Level 1 that are directly or indirectly observable through market-corroborated inputs; and Level 3, inputs are unobservable, or observable but cannot be market-corroborated, requiring the Plan Sponsor to make assumptions about pricing by market participants. There were no Level 3 investments in the Plan as of December 31, 2010 and 2009.
A financial instrument’s level within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation techniques and inputs used for each major class of investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy.
Mutual Funds
Plan investments include a wide variety of mutual fund types that can generally be classified as holding primarily equity securities, primarily fixed income securities, or a combination of equity and fixed income securities aimed at certain target retirement dates. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV for these investments is a quoted price in an active market and is classified within Level 1 of the valuation hierarchy.
Common/Collective Trust
Units in the common/collective trust are valued at NAV at year-end. These investments are classified within Level 2 of the valuation hierarchy as the NAV for these investments is a derived price in an active market. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The NAV has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements
Peabody Energy Stock Fund
The Peabody Energy Stock Fund is valued at its unit closing price (comprised of quoted market price plus uninvested cash position, if any) reported on the active market on which the security is traded and is classified within Level 1 of the valuation hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The inputs or methodologies used for valuating investments are not necessarily an indication of the risk associated with investing in those investments.
The following tables present the fair value hierarchy of the investments on the statements of net assets available for benefits.

	December 31, 2010
	Level 1	Level 2	Total
Equity mutual funds	$5,072,680	$—	$5,072,680
Fixed income mutual funds	708,329	—	708,329
Target retirement mutual funds	1,829,540	—	1,829,540
Fixed income common/collective trust	—	1,847,852	1,847,852
Peabody Energy Stock Fund (1)	785,514	—	785,514

Total assets at fair value	$8,396,063	$1,847,852	$10,243,915

	December 31, 2009
	Level 1	Level 2	Total
Equity mutual funds	$4,427,561	$—	$4,427,561
Fixed income mutual funds	655,529	—	655,529
Target retirement mutual funds	1,616,737	—	1,616,737
Fixed income common/collective trust	—	1,745,505	1,745,505
Peabody Energy Stock Fund (1)	627,904	—	627,904

Total assets at fair value	$7,327,731	$1,745,505	$9,073,236

(1)	Interest in Master Trust

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements
4. Investments
The following table presents investment information for the Master Trust:

	Years Ended December 31,
	2010	2009
Investments, at fair value:
Peabody Energy Stock Fund	$82,306,257	$64,602,794

Plan’s interest in Master Trust	1%	1%

Master Trust net investment income:
Dividend income	$335,848	$377,150
Net appreciation of common stock	25,181,095	33,994,621

Net investment income	$25,516,943	$34,371,771

Investments representing 5% or more of the fair value of the Plan’s net assets were as follows:

	December 31,
	2010		2009
Mutual funds:
Vanguard Small-Cap Index Fund Investor Shares	$1,429,013		$—	(2)
Vanguard PRIMECAP Fund	1,413,184		1,278,306
Vanguard Windsor II Fund	1,284,213		1,137,123
Vanguard International Growth Fund	789,345		684,866
Vanguard Target Retirement 2020 Fund	740,248		623,311
Vanguard Total Bond Market Index Fund	708,329		655,529
Vanguard Target Retirement 2015 Fund	552,592		528,551
Vanguard Explorer Fund	—	(1)	1,232,418
Common/collective trust:
Vanguard Retirement Savings Trust	1,847,852		1,745,505

(1)	This investment was removed from the Plan’s investment portfolio in 2010.

(2)	This investment was added to the Plan’s investment portfolio in 2010.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements
5. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$10,754,439	$9,553,281
Adjustment from contract value to fair value for fully benefit-responsive contracts	72,765	37,735

Net assets available for benefits per the Form 5500	$10,827,204	$9,591,016

6. Related — Party Transactions
The Plan invests in shares of mutual funds and units in a common/collective trust managed by an affiliate of its trustee, Vanguard Fiduciary Trust Company, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Internal Revenue Code of 1986 (the Code), as amended. The Plan also invests in Peabody stock through the Peabody Energy Stock Fund, which is a permitted party-in-interest transaction.
7. Income Tax Status
The Plan received a determination letter from the IRS dated August 6, 2007, stating that the Plan was qualified under Section 401(a) of the Code and, therefore, the related trust was exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule
Peabody Western-UMWA 401(k) Plan
Employer ID #86-0766626
Plan #001

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

				(e) Current
(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost (1)	Value
*	Vanguard Small-Cap Index Fund	41,123 shares of mutual fund		$1,429,013
*	Vanguard PRIMECAP Fund	21,477 shares of mutual fund		1,413,184
*	Vanguard Windsor II Fund	50,028 shares of mutual fund		1,284,213
*	Vanguard International Growth Fund	40,814 shares of mutual fund		789,345
*	Vanguard Total Bond Market Index Fund	66,823 shares of mutual fund		708,329
*	Vanguard 500 Index Fund	761 shares of mutual fund		88,168
*	Vanguard International Value Fund	1004 shares of mutual fund		32,284
*	Vanguard Extended Market Index Fund	477 shares of mutual fund		19,663
*	Vanguard Emerging Markets Stock Index Fund	327 shares of mutual fund		9,914
*	Vanguard Developed Markets Index Fund	683 shares of mutual fund		6,872
*	Vanguard Prime Money Market Fund (2)	24 shares of mutual fund	24	24
*	Vanguard Target Retirement Income Fund	4,067 shares of mutual fund		45,879
*	Vanguard Target Retirement 2005 Fund	9,871 shares of mutual fund		115,783
*	Vanguard Target Retirement 2010 Fund	2,440 shares of mutual fund		54,439
*	Vanguard Target Retirement 2015 Fund	44,492 shares of mutual fund		552,592
*	Vanguard Target Retirement 2020 Fund	33,495 shares of mutual fund		740,248
*	Vanguard Target Retirement 2025 Fund	18,161 shares of mutual fund		229,188
*	Vanguard Target Retirement 2030 Fund	4,214 shares of mutual fund		91,365
*	Vanguard Target Retirement 2035 Fund	4 shares of mutual fund		46
*	Vanguard Retirement Savings Trust	1,775,087 units of common/collective trust		1,847,852
*	Various participants	Participant notes receivable, interest rates from 4.25% to 9.25%, maturities through December 23, 2015		583,289

				$10,041,690

*	Denotes party-in-interest

(1)	Cost is not presented for participant directed investments

(2)	This is a non-participant directed fund

SIGNATURE
Peabody Western-UMWA 401(k) Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Peabody Western-UMWA 401(k) Plan
Date: June 17, 2011	By:	/s/ SHARON D. FIEHLER
Sharon D. Fiehler
Peabody Energy Corporation Executive Vice President and Chief Administrative Officer

EXHIBIT INDEX
The exhibit below is numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
No.	Description of Exhibit
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.